

July 19, 2012

Via E-mail
Paul C. Reilly
Chief Executive Officer
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 23, 2011**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **Forms 8-K Filed April 3, 2012 and April 26, 2012**
> **File No. 001-09109**

Dear Mr. Reilly:

We have reviewed your filings and your April 24, 2012 response to our letter dated April 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Item 1A. Risk Factors

Our business and financial condition could be adversely affected by new regulations…, page 24

1.   We note your response to prior comment two. To the extent you include a similar risk factor in your Form 10-K for the fiscal year ended September 30, 2012, confirm you will

include information similar to the discussion included in your March 31, 2011 Form 10-Q.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

2.   Please refer to prior comment four. We note your response that changes in assets segregated pursuant to regulations and other segregated assets as well as the increase in brokerage client payables were due to August and September 2011 market volatility. We also note the $90 million increase in operating cash during the six month period ended March 31, 2012 in your Form 10-Q on page 78 that was due to the decrease in segregated asset requirements. These variances between cash flows provided in the comparable prior periods appear to be an unusual trend that may change over time. Please revise your future filings to discuss the trends expected, if known, and impact to your liquidity, if any, when the levels of market volatility return to more normalized levels.

Sources of Liquidity, page 52

3.   Please refer to prior comment seven. We note your additional proposed disclosure regarding the impact of a credit ratings downgrade prior to a debt offering as well as an event of default caused by a ratings downgrade. Please revise your disclosure in future filings to provide the following information:

*   Revise your disclosures in Note 15 to the Consolidated Financial Statements to provide the information required by ASC 815-10-50-4H.

*   Revise your disclosures on page 53 to discuss the impact of a ratings downgrade on your business at a time other than prior to a debt offering or that would not be considered an event of default but would still have a material impact on your business, such as the requirement to post additional collateral, etc.

Credit Risk, page 68

4.   Please refer to prior comment ten. We understand that you evaluate loan losses related to SNC loans in accordance with your policies described in Note 1 on page 91. Your disclosure on page 70 indicates that the OCC has consistently required additional provisions over and above your estimated inherent losses determined under these policies as a result of their exams. For example, in 2011, the OCC required an additional $2 million in provisions compared to your total commercial loan provisions of $14 million during the same period. In 2010, the OCC required an additional $8 million in provisions compared to your total commercial loan provisions of $45 million during the same

period.   Given that SNCs account for 90% of your corporate loan portfolio, please tell us and revise your future filings to disclose the following:

- Explain how you evaluate the results of the annual SNC exam in determining whether to make any changes to your internal loan classification policies. For example, to the extent that the OCC has consistently classified SNCs more adversely than your internal loan classifications, explain how you determine whether your internal loan classification policy is appropriately capturing the risk inherent in such loans.

- Given that your allowance methodology appears to be heavily dependent on the grading/classification of loans within your portfolio, please explain whether you make any qualitative adjustments to your allowance model to incorporate the observed trend in adverse classification changes that have resulted from annual SNC exams.

- Clarify the extent to which your allowance methodology for SNCs, including your policies for assigning loan classifications, has changed during the periods presented to address the additional provisions required by the OCC.

Risk Monitoring Process

Residential mortgage and consumer loans, page 72

5.   Please refer to prior comment 13. We note your confirmation that of the factors RJ Bank uses in monitoring credit risk within the residential mortgage loan portfolio, most are used in the qualitative assessment of your allowance for loan losses. As previously requested, please provide us with your proposed disclosure revision to future filings that clarifies this fact and explains how your consideration of these factors impacted your historical loss rates. Please ensure your proposed revisions contain enough detail for a reader to understand both how you incorporate these factors into your historical loss rates and the impact that consideration of and changes in these factors from period to period has on your loss rates.

Item 8. Financial Statements and Supplementary Information

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Receivables

Brokerage Client Receivables, loans to financial advisors and allowance for doubtful accounts, page 87

6.   We note your response to prior comment 18 in which you state you believe related party balances to be immaterial compared to total assets. We also note that you separately

disclose receivables with lower balances than these on the balance sheet. For example, you provide separate disclosures for Stock borrowed and Brokers-dealers and clearing organizations, both of which have balances that are also immaterial to the total balance sheet. Therefore, please revise your financial statements to separately present the amounts of related party transactions on the face of the balance sheet, as previously requested or provide a more fulsome analysis as to why you believe this disclosure is not necessary.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

7.   We note your response to prior comment 22 and note that a number of the objectives and goals related to financial results. Therefore, our comment is reissued with respect to these goals. For example, Mr. Zank's objectives included increasing Private Client Group margins. Was there a quantified goal or was any increase from the prior year sufficient? Was the amount of the bonus dependent on the size of the increase?

Form 8-K filed April 3, 2012

8.   We note your response to prior comment 25. However, as the agreement is a credit agreement, as opposed to a plan of acquisition, reorganization, liquidation or succession, you are required to file the exhibits and schedules. If the exhibits and schedules contain information that could be competitively harmful if disclosed, the competitively harmful information may be redacted pursuant to a request for confidential treatment.

Form 8-K filed April 26, 2012

Exhibit 99.1

9.   Please revise future filings to include a quantitative reconciliation of your non-GAAP net income and earnings per share measure. We note your presentation of these items on page 2 of Exhibit 99.1; however it is not clear how much of the adjustment relates to the interest costs excluded, merger expenses or income tax expense. It is also unclear if the 11,075,000 shares relate to the actual number of shares or the weighted average shares used for the earnings per share calculation.   Refer to rule 100(a)(2) of Regulation G.

10.   We note your discussion of ROE on a non-GAAP basis in your earnings call on April 26, 2012. This measure appears to exclude what you refer to as "costs that we'll call operating". We also note your discussion of "core operating earnings", which also appears to be a non-GAAP measure. In the future, to the extent non-GAAP measures are publically disclosed, please provide the information required by Rule 100 of Regulation

G at the same time as your public discussion of the measure. Refer to the Notes to Rule 100 of Regulation G.

Form 10-Q for Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Condensed Consolidated Statements of Income and Comprehensive Income, page 4

11.   Your disclosure on page 51 states that you became a bank holding company effective February 1, 2012. As such, you are subject to Article 9 of Regulation S-X; however your income statement presentation doesn't appear to comply with Rule 9-04. For example, you present your Bank loan loss provision within non-interest expenses and you do not show a measure of net interest income, either before or after your provision for loan losses. Please revise your income statement presentation to comply with Rule 9-04 of Regulation S-X.

Note 7 – Bank Loans, net, page 24

12.   We note your disclosure in Footnote 1 in your tabular presentation of the changes in the allowance for loan losses by portfolio segment on page 29 that you recorded additional provisions for loan losses due to the purchase of a Canadian Loan portfolio during the period and that these provisions totaled $3.3 million, $558 thousand and $1.3 million for C&I, CRE construction and CRE loans, respectively. Please tell us and revise your disclosures in future filings to discuss the credit events occurring subsequent to purchase that required an additional provision so soon after acquisition, and discuss how these events relate to the assumptions used to determine the credit component of the fair value adjustment for these loans on the date of purchase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director